SUPPLEMENT TO VARIOUS SMITH BARNEY FUNDS
SUPPLEMENT DATED DECEMBER 1, 2005
TO THE PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION OF THE FUNDS INDICATED BELOW

The following supplements the sections of each of the Prospectuses for the funds listed below entitled "Management": On December 1, 2005, Citigroup Inc. ("Citigroup") completed the sale of substantially all of its asset management business, Citigroup Asset Management ("CAM"), to Legg
Mason, Inc. ("Legg Mason"). As a result, the fund's investment adviser (the "Manager"), previously an indirect wholly-owned subsidiary of Citigroup, has become a wholly-owned subsidiary of Legg Mason. Completion of the sale caused the fund's existing investment management (or advisory) contract (and sub-advisory contract(s), if applicable) to terminate. The fund's shareholders previously approved a new investment management (or advisory) contract between the fund and the Manager (and new sub-advisory contract(s), if applicable) which became effective on December 1, 2005. Legg Mason, whose principal executive offices are at 100 Light Street, Baltimore, Maryland 21202, is a financial services holding company. As of September 30, 2005, Legg Mason's asset management operation had aggregate assets under management of approximately $417 billion, of which approximately 21% represented assets in mutual and closed-end funds sponsored by Legg Mason and its affiliates. The fund's Board has appointed the fund's current distributor, Citigroup Global Markets Inc. ("CGMI"), and Legg Mason
Investor Services, LLC ("LMIS"), a wholly-owned broker-dealer subsidiary of Legg Mason, as co-distributors of the fund. For those funds that have adopted Rule 12b-1 Plans with respect to certain classes of shares, the fund's Board has also approved amended and restated Rule 12b-1 Plans. Under a licensing agreement between Citigroup and Legg Mason, the name of the fund, the names of any classes of shares of the fund, and the 1 names of investment advisers of the fund, as well as all logos, trademarks and service marks related to Citigroup or any of its affiliates ("Citi Marks") are licensed for use by Legg Mason and by the fund. Citi Marks include, but are not limited to, "Smith Barney," "Salomon Brothers," "Citi," "Citigroup Asset Management," and "Davis Skaggs Investment Management". Legg Mason and its affiliates, as well as the Manager, are not affiliated with Citigroup. All Citi Marks are owned by Citigroup, and are licensed for use until no later than one year after the date of the licensing agreement.
The following disclosure supplements the section of the SAI regarding distribution arrangements for each of the funds listed below:
Effective December 1, 2005, LMIS, located at 100 Light Street, Baltimore, Maryland 21202; and CGMI, located at 388 Greenwich Street, New York,
New York 10013 serve as the fund's co-distributors pursuant to written agreements or amendments to written agreements, in each case dated
December 1, 2005 that were approved by the fund's Board on November 21, 2005 (the "Distribution Agreements"). As a result, references in the SAI to the fund's distributor or principal underwriter include LMIS and CGMI. Effective December 1, 2005, with respect to those fund classes subject to a Rule 12b-1 Plan, the fund pays distribution fees to each of LMIS and CGMI for the services they provide and expenses they bear under the Distribution Agreements. The expenses intended to be covered by the distribution fees include those of each co-distributor. Generally, the Rule 12b-1 fees payable by a fund will be used to support the sales and distribution efforts of the annuity and insurance contract distributors and sales forces. For those funds that have adopted amended and restated Rule 12b-1 Plans, the fund's co-distributors will provide the fund's Board with periodic reports of amounts expended under the fund's
Rule 12b-1 Plans and the purposes for which such expenditures were made.
The following disclosure supplements the section of the SAI for each of the funds listed below entitled "Portfolio Transactions" or "Portfolio Transactions and Distributor," as applicable: Effective December 1, 2005,
CGMI will no longer be an affiliated person of the fund under the Investment Company Act of 1940, as amended. As a result, the fund will be permitted to execute portfolio transactions with CGMI or an affiliate of CGMI as agent (but not as principal) without the restrictions applicable to transactions with affiliated persons. Similarly, the fund will be permitted to purchase securities in underwritings in which CGMI or an affiliate of CGMI is a member without the restrictions imposed by certain rules of the Securities and Exchange Commission. The Manager's use of CGMI or affiliates of CGMI as agent in portfolio transactions with the fund will be governed by the fund's policy of seeking the best overall terms available.
Except as noted above, the policies and procedures described in the SAI under the captions "Distribution," "Distribution Arrangements," or "Portfolio Transactions and Distributor," as applicable to a fund, will not change as a result of the new or amended distribution arrangements. Shareholders with questions about the new or amended distribution arrangements are urged to contact their Service Agent.

SMITH BARNEY MULTIPLE DISCIPLINE TRUST, April 29, 2005
Multiple Discipline Portfolio  All Cap Growth and Value
Multiple Discipline Portfolio  Large Cap Growth and Value
Multiple Discipline Portfolio  Global All Cap Growth and Value
Multiple Discipline Portfolio  Balanced All Cap Growth and Value

GREENWICH STREET SERIES FUND, April 30, 2005
Appreciation Portfolio
Capital and Income Portfolio
Diversified Strategic Income Portfolio
Equity Index PortfolioSalomon Brothers Variable Aggressive Growth Fund Salomon Brothers Variable Growth & Income Fund
Fundamental Value Portfolio

TRAVELERS SERIES FUND INC.
Smith Barney Aggressive Growth Portfolio, February 28, 2005
Smith Barney High Income Portfolio, February 28, 2005
Smith Barney International All Cap Growth Portfolio, February 28, 2005 Smith Barney Large Capitalization Growth Portfolio, February 28, 2005 Smith Barney Large Cap Value Portfolio, February 28, 2005
Smith Barney Mid Cap Core Portfolio, February 28, 2005
Smith Barney Money Market Portfolio, February 28, 2005
Social Awareness Stock Portfolio

May 27, 2005
SB Adjustable Rate Income Portfolio

February 28, 2005
FD 03315